A Delaware Corporation	East Delta Resources Corp.	447 St-François-Xavier St. Montreal Qc. H2Y 2T1 Canada Tel: (514) 845-6448 Fax: (514) 844-0272

January 25, 2008

Ms Jill David
United States Securities and Exchange Commission
100 F street NE, Stop 2010
Washington, DC 20549

Re; East Delta Resources Corp; 2006 Form 10-KSB

Dear Ms Davis:

With regards to your comment letter to us dated December 27, 2007, we wish to inform you of the following actions and documentary amendments that we have undertaken in our efforts to improve compliance with required disclosures.

Firstly, as per your comment #1, we have requested our web-master to update our web-site and insert the recommended cautionary language.

Further, with reference to your other comments, we have amended our 2006 Form and attached a marked-up version of the 10KSB-A  to this letter. In the marked copy we have endeavored to indicate changes by reference to your specific comment number.

We have addressed the issues as follows:

Comment #2:               We have expanded our description of our exploration property, known as Bake, owned 70% through our Chinese joint venture and provided the information delineated in your comment.

For the second property described in our 2006 initial 10-KSB, referred to as Huaqiao, and except for basic information about the property, we have deleted any extensive description and data. After much internal discussion we are of the opinion that since our ownership of Huaqiao has not been closed, any extensive information and resources discussion can be misleading and we were in error to have originally included this information.  Our understanding is that, as this is not yet our asset, we would not be re-miss in removing this information.

Comment #3,5,6:         We have endeavored to remove all inappropriate wording to comply with your guidelines.

Comment #4:               We have included several maps, showing the location of Bake within Jinping County, Guizhou Provence, China and containing the information as per your comment.

Comment #7:               We have removed all mining information with regards to this property (Huaqiao) for the reasons stated above.

Comment #8:               We have expanded our description of the intended exploration plans and provided additional information as per your comments.

Finally, we hereby acknowledge that :

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above amendments to our filing will meet with your approval.

Sincerely,

Victor I.H. Sun
CEO